Exhibit 3.5
EXHIBIT 1.4(b)
To the Agreement and
Plan of Reorganization

Form of Bylaw Amendments to Bylaws of the Continuing Corporation

Article III, Section 2 of the Bylaws of the Continuing Corporation shall be amended and restated as set forth below.

2.    Number and Tenure. Effective as of the Effective Time (as defined herein), and notwithstanding any other provision of these Bylaws that may be to the contrary, the Board of Directors of the Corporation shall be fixed at sixteen (16) Directors, of which eight (8) shall be current members of the Board of Directors of the Corporation prior to the Effective Time, and eight (8) shall be current members of the Board of Directors of Summit Financial Group, Inc. (“SMMF”) prior to the Effective Time. For the purposes of these Bylaws, the term “Effective Time” shall have the same meaning as defined in the Agreement and Plan of Reorganization, dated as of August [•], 2023, between the Corporation and SMMF, as the same may be amended from time to time (the “Merger Agreement”).

At the next annual meeting of shareholders following the Effective Time, the Corporation shall nominate and recommend each BHRB Continuing Director and each SMMF Continuing Director for reelection to the Board of Directors, and the Corporation’s proxy materials with respect to such annual meeting shall include the recommendation of the Board of Directors that its shareholders vote to reelect each BHRB Continuing Director and each SMMF Continuing Director to the Board of Directors.

From and after the Effective Time until the date that is one year after the date of the next annual meeting, no vacancy on the Board created by the cessation of service of a director shall be filled by the Board of Directors and the Board of Directors shall not nominate any individual to fill such vacancy, unless (x) such individual would be an independent director of the Corporation (unless such predecessor director was not an independent director), (y) in the case of a vacancy created by the cessation of service of a BHRB Continuing Director, not less than a majority of the BHRB Continuing Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy, and (z) in the case of a vacancy created by the cessation of service of a SMMF Continuing Director, not less than a majority of the SMMF Continuing Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy. Notwithstanding the foregoing, any appointment, nomination, and recommendation pursuant to this Article III, Section 2 shall be made in accordance with the Corporation’s corporate governance guidelines, applicable law and the rules of The Nasdaq Stock Market, LLC (or other national securities exchange on which the Corporation’s securities are listed).

For purposes of this Article III, Section 2, the terms “BHRB Continuing Directors” and “SMMF Continuing Directors” shall mean, respectively, the initial directors of BHRB and SMMF who were selected to be directors of the Corporation by BHRB or SMMF, as applicable, as of the Effective Time, pursuant to Section 1.4(b) of the Merger Agreement, and any directors of the Corporation who were subsequently appointed or nominated and elected to fill a vacancy created by the cessation of service of any such director (or any successor thereto) pursuant to this Article III, Section 2.